Exhibit 99.1

KIMBER RESOURCES INC.

Consolidated Financial Statements
(Unaudited)
(Canadian dollars)

Three and Nine Months Ended March 31, 2009 and 2008

KIMBER RESOURCES INC.
Consolidated Balance Sheets
(Unaudited)
(Canadian dollars)

	March 31,	June 30,
	2009	2008
ASSETS
Current Assets
Cash and cash equivalents	$4,546,194	$3,962,742
Amounts receivable (note 4)	274,523	914,474
Prepaid expenses	103,009	81,194
	4,923,726	4,958,410

Equipment (note 5)	637,747	617,951
Unproven mineral right interests (Schedule, note 3)	40,287,502	37,335,596
	$45,848,975	$42,911,957

LIABILITY
Current liabilities
Accounts payable and accrued liabilities	$473,963	$815,757

SHAREHOLDERS’ EQUITY
Share capital (note 7)	57,768,591	52,884,860
Contributed surplus (note 8)	2,944,643	2,689,112
Deficit	(15,338,222)	(13,477,772)
	45,375,012	42,096,200
	$45,848,975	$42,911,957

Nature of operations (note 1)

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Unaudited)
(Canadian dollars)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008
Expenses
Amortization of equipment	$6,249	$5,125	$19,924	$17,441
Foreign exchange loss	11,352	3,360	7,326	10,066
Interest and bank charges	650	1,217	2,079	2,010
Investor relations	5,535	7,005	31,054	41,321
Legal, audit and consulting	113,919	55,803	411,242	399,386
Office, insurance and miscellaneous	74,247	59,370	212,641	208,839
Rent	53,221	40,708	147,866	133,924
Salaries and benefits	249,896	205,746	650,663	844,621
Stock-based compensation	210,523	232,255	356,790	455,553
Transfer and filing fees	17,561	56,211	75,574	91,682
Travel and accommodation	12,249	26,969	44,779	105,032
	755,402	693,769	1,959,938	2,309,875

Loss before other items	(755,402)	(693,769)	(1,959,938)	(2,309,875)

Other items
Investment income	8,790	27,936	72,698	129,668
Other income	18,531	6,949	26,790	20,575

Net loss and comprehensive loss for the period	(728,081)	(658,884)	(1,860,450)	(2,159,632)

Deficit - beginning of period	(14,610,141)	(12,040,595)	(13,477,772)	(10,539,847)

Deficit - end of period	$(15,338,222)	$(12,699,479)	$(15,338,222)	$(12,699,479)

Loss per share – basic and diluted	$(0.01)	$(0.01)	$(0.03)	$(0.04)

Weighted average number of common shares outstanding – basic and diluted	62,086,620	51,631,862	60,799,029	49,872,597

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.
Consolidated Statements of Cash Flows
(Unaudited)
(Canadian dollars)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008
Cash used for:
Operating Activities
Net loss for the period	$(728,081)	$(658,884)	$(1,860,450)	$(2,159,632)
Items not involving cash
Amortization of equipment	6,249	5,125	19,924	17,441
Stock-based compensation	210,523	232,255	356,790	455,553
Other income - gain on sale of equipment	-	-	(5,724)	-

Net changes in non-cash working capital items
Amounts receivable	3,033	(5,348)	2,269	17,313
Prepaid expenses	(76,385)	(88,040)	(21,815)	(71,858)
Accounts payable and accrued liabilities	46,705	(80,130)	83,642	(189,319)
Due to related parties	-	(400,106)	-	(652,012)
	(537,956)	(995,128)	(1,425,364)	(2,582,514)
Investing Activities
Purchase of equipment	(44,125)	(32,308)	(172,258)	(66,101)
Proceeds on disposal of equipment	-	-	14,711	-
Expenditures on unproven mineral right interests	(685,346)	(1,239,237)	(2,616,108)	(2,813,020)
	(729,471)	(1,271,545)	(2,773,655)	(2,879,121)
Financing Activities
Common shares issued for cash	-	6,000,000	5,146,000	6,202,500
Share issuance costs	-	(101,941)	(363,529)	(101,941)
	-	5,898,059	4,782,471	6,100,559
Increase/(Decrease) in cash and cash equivalents during the period	(1,267,427)	3,631,386	583,452	638,924

Cash and cash equivalents, beginning of period	5,813,621	3,208,140	3,962,742	6,200,602

Cash and cash equivalents, end of period	$4,546,194	$6,839,526	$4,546,194	$6,839,526

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.
Consolidated Statements of Cash Flows (continued)
(Unaudited)
(Canadian dollars)

	Three	Three	Nine	Nine
	Months	Months	Months	Months
	March 31,	March 31,	March 31,	March 31,
	2009	2008	2009	2008
Supplementary financial information

Non-cash investing activities: Amounts receivable for unproven mineral rights interests	$112,498	$(317,337)	$637,682	$(130,241)
Accounts payable for unproven mineral rights interests	89,070	(32,217)	(425,435)	(92,036)
Amortization capitalized to unproven mineral right interests	26,111	32,522	123,551	104,077

	$227,679	$(317,032)	$335,798	$(118,200)

Cash and cash equivalents are comprised of:
Cash	146,349	314,587	146,349	314,587
Treasury Bills	4,399,845	-	4,399,845	-
Banker’s acceptance notes	-	6,524,939	-	6,524,939
	$4,546,194	$6,839,526	$4,546,194	$6,839,526

See notes to the unaudited consolidated financial statements

KIMBER RESOURCES INC.
Consolidated Schedule of Unproven Mineral Right Interests
(Unaudited)
(Canadian dollars)

		Expenditures
	March 31, 2009	during period	June 30, 2008

MEXICO
Monterde Property
Acquisition	$2,846,879	$65,380	$2,781,499
Exploration and Engineering
Amortization	508,102	123,551	384,551
Assays	3,769,020	247,296	3,521,724
Drilling	13,130,339	106,617	13,023,722
Engineering	2,057,300	258,017	1,799,283
Environmental study	1,292,282	17,690	1,274,592
Field, office	986,360	249,031	737,329
Geological, geophysical	6,286,148	945,716	5,340,432
Legal	646,516	108,231	538,285
Maps, reports, reproductions	1,008,057	74,455	933,602
Metallurgy	771,213	39,383	731,830
Road and drill site maintenance	2,042,827	48,868	1,993,959
Salary and wages	769,126	84,335	684,791
Scoping study	25,482	1,975	23,507
Socioeconomic studies	65,301	-	65,301
Stakeholder costs	79,105	-	79,105
Supplies	1,865,769	95,801	1,769,968
Travel, accommodation	1,535,511	149,882	1,385,629
Third party recoveries	(9,931)	-	(9,931)
	36,828,527	2,550,848	34,277,679
	39,675,406	2,616,228	37,059,178
Setago Property
Acquisition	20,982	7,602	13,380
Exploration	70,281	-	70,281
	91,263	7,602	83,661
Pericones Property
Acquisition	21,056	-	21,056
Exploration	499,777	328,076	171,701
	520,833	328,076	192,757

Total unproven mineral right interests	$40,287,502	$2,951,906	$37,335,596

See notes to the unaudited consolidated financial statements.

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

1.	Nature of Operations

Kimber Resources Inc. (“Kimber”) is incorporated in British Columbia, Canada, and is involved in the acquisition and exploration of mineral rights in Mexico. At the date of these financial statements, Kimber has not yet determined whether any of its mineral rights contain economically recoverable mineral reserves. Accordingly, the carrying amount of unproven mineral right interests represents expenditures made to date and does not necessarily reflect present or future values. The recovery of these costs is dependent upon the discovery of economically recoverable mineral reserves and the ability of Kimber to obtain the necessary financing to complete its exploration and development and to resolve any environmental, regulatory, or other constraints.

Kimber has taken steps to verify title to its mineral right interests in accordance with industry standards for the current stage of exploration of these properties. However, these procedures do not guarantee that title to these rights may not be subject to unregistered prior agreements or other undetected defects.

Kimber does not generate positive cash flow from operations and accordingly, Kimber will need to raise additional funds through the future issuance of equity securities. Although Kimber has been successful in raising funds in the past, there can be no assurance that Kimber will be able to raise sufficient funds in the future, in which case Kimber may be unable to meet its obligations as they come due in the normal course of business. Should Kimber be unable to realize its assets and discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts on the balance sheet.

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements

a)	Basis of presentation

The unaudited consolidated financial statements include the accounts of Kimber, its principal wholly owned subsidiary, Minera Monterde S. de R.L de C.V. (Mexico) and two other subsidiaries, Minera Pericones S. A. de C.V. (Mexico) and Kimber Resources de Mexico S. A. de C.V. (Mexico). Intercompany balances and transactions are eliminated on consolidation.

These unaudited consolidated financial statements have been prepared by Kimber in accordance with Canadian generally accepted accounting principles (“GAAP”) and require management to make estimates and assumptions that affect the amounts reported in these unaudited consolidated financial statements. Significant areas requiring the use of management estimates relate to the determination of stock-based compensation, impairment of unproven mineral right interests and amortization. Actual results could differ from those estimates.

These unaudited consolidated financial statements should be read in conjunction with Kimber’s annual audited consolidated financial statements and accompanying notes for the years ended June 30, 2008 and 2007 as these unaudited consolidated financial statements do not contain all the disclosures required by Canadian GAAP for annual financial statements. These unaudited consolidated financial statements are stated utilizing the same accounting policies and their methods of application as the most recent annual audited consolidated financial statements, except as discussed below, but are not necessarily indicative of the results to be expected for a full year.

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements (continued)

b)	Adoption of new accounting standards

Effective July 1, 2008, Kimber adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”).

i) Capital Disclosures

Section 1535, “Capital Disclosures”, requires additional disclosures about Kimber’s capital and how it is managed. The additional disclosure includes information regarding Kimber’s objectives, policies and processes for managing capital, and whether there are any externally imposed capital requirements and the implications of any non-compliance. The new disclosures are provided in Note 10.

ii) Financial Instruments – Disclosures and Presentation

Section 3862, “Financial Instruments – Disclosures”, and Section 3863, “Financial Instruments – Presentation”, replace Section 3861, “Financial Instruments – Disclosure and Presentation”. The new Sections require disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which Kimber is exposed and how it manages those risks. The new disclosures are provided in Notes 11 and 12.

iii) Assessing going concern

Effective July 1, 2008, Kimber adopted the amended CICA Handbook Section 1400, “General Standards of Financial Statement Presentation”. This amended Section includes requirements for management to assess and disclose an entity’s ability to continue as a going concern, and if applicable, management’s plans to address any going concern issues. The adoption of this standard has no material impact on Kimber’s financial statements.

c)	Recent accounting pronouncements

i) CICA Handbook Section 3064, “Goodwill and Intangible Assets”

In February 2008, the CICA issued new CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replacing CICA 3062, “Goodwill and Other Intangible Assets”, and CICA 3450, “Research and Development Costs”. Collectively, these changes bring Canadian practice closer to International Financial Reporting Standards (“IFRS”) and U.S. GAAP. The effective date of adopting this standard for Kimber is July 1, 2009. This standard is not expected to impact Kimber’s financial statements.

ii) CICA Handbook Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests”.

In January 2009, the CICA issued Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non Controlling Interests” to replace Section 1581 and Section 1600. These sections shall be applied prospectively to business combinations on or after the effective date of January 1, 2011 with earlier application permitted. Effective January 1, 2011, Kimber will adopt the new handbook sections, which establish updated standards on the recognition, measurement criteria and presentation for acquisitions, the accounting for assets and liabilities assumed and non-controlling interests. The impact of implementation of these standards will not have a material impact on Kimber’s consolidated financial statements.

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

2.	Basis of presentation, adoption of new accounting standards, recent accounting pronouncements (continued)

iii) International Financial Reporting Standards (IFRS)

In February 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt IFRS for fiscal years beginning on or after January 1, 2011, with earlier adoption permitted. Accordingly, the conversion to IFRS will be applicable to Kimber’s reporting effective July 1, 2011 with restatement of comparative information presented. The conversion to IFRS will impact Kimber’s accounting policies, internal control over financial reporting, and disclosure controls and procedures. Kimber is developing an IFRS conversion plan and anticipates that there will be changes in its accounting policies and these changes may materially impact Kimber’s financial statements but the impact has not been determined at this time.

3.	Unproven Mineral Right Interests

Kimber’s mineral rights are located in the States of Chihuahua, Mexico and Estado de Mexico, Mexico.

Monterde Property

The Monterde Property consists of the Monterde concessions, the contiguous El Coronel concessions and staked concessions. The entire Monterde Property is comprised of 34 mineral concessions totalling 29,266 hectares in the Sierra Madre in the State of Chihuahua, Mexico.

Monterde concessions
Kimber owns a 100% interest in the Monterde mineral concessions having acquired the concessions by payment of total consideration of US$1,054,900.

El Coronel concessions
Kimber owns a 100% interest in the El Coronel mineral concessions by having made total payments of US$1,000,000.

Staked concessions
Kimber has a 100% interest in concessions that were staked adjacent to the Monterde concessions and El Coronel concessions. There are no payment obligations for these staked concessions aside from semi annual taxes.

Setago Property

The Setago Property has a property area of 10,069 hectares and lies approximately 24 kilometres to the west of the Monterde Property. Kimber staked one exploration concession in 2006 and two exploration concessions during the year ended June 30, 2008. The property requires no further payments other than for semi annual taxes.

Pericones Property

Kimber, through its wholly-owned Mexican subsidiary, Minera Pericones, S. A. de C.V. (Mexico), owns Pericones, a property in Estado de Mexico, covering a total area of 11,890 hectares. Mapping and sampling commenced on the Pericones property during the year ended June 30, 2008 and is still in progress. The property requires no payments other than for semi annual taxes.

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

4.	Amounts Receivable

Amounts receivable at March 31, 2009 are comprised primarily of an IVA tax refundable from the Government of Mexico. The IVA Tax is 15% of expenditures incurred in Mexico. Kimber has been receiving IVA refunds on an ongoing basis, and expects to continue to recover outstanding amounts.

	March 31,	June 30,
	2009	2008

Deposit	$-	$254,025
IVA tax receivable	219,063	591,880
Net GST receivable	13,393	15,326
Other receivables	42,067	53,243

	$274,523	$914,474

5.	Equipment

		March 31, 2009		June 30, 2008
	Cost	Accumulated	Net book value	Net book value
		Amortization
Camp and equipment	$503,447	$(154,400)	$349,047	$368,362
Camp vehicles	276,635	(147,455)	129,180	114,023
Computer equipment	206,609	(105,718)	100,891	78,128
Computer software	69,710	(58,452)	11,258	11,871
Office fixtures and equipment	77,675	(30,304)	47,371	45,567
	$1,134,076	$(496,329)	$637,747	$617,951

6.	Segmented Information

Kimber operates in one operating segment which is mineral exploration.

	March 31,	June 30,
	2009	2008
Assets by geographic segment, at cost
Canada
Current	$4,642,460	$3,984,695
Equipment	86,776	83,957
	4,729,236	4,068,652
Mexico
Current	281,266	973,715
Equipment	550,971	533,994
Unproven mineral right interests	40,287,502	37,335,596
	41,119,739	38,843,305

	$45,848,975	$42,911,957

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

7.	Share Capital

a)	Authorized: unlimited number of common shares without par value

b)	Issued and outstanding:

	Number of Shares	Amount

Balance – June 30, 2007	49,423,620	$46,762,332

Exercise of options	463,000	213,550
Private Placement	8,000,000	6,000,000
Less share issue costs	-	(101,234)
Reallocation from contributed surplus on exercise of stock options	-	10,212
Balance – June 30, 2008	57,886,620	52,884,860

Exercise of options	200,000	146,000
Private Placement (note (7(c))	4,000,000	5,000,000
Less share issue costs		(363,529)
Reallocation from contributed surplus on exercise of stock options	-	101,260
Balance – March 31, 2009	62,086,620	$57,768,591

c)	Private Placement

On September 24, 2008, Kimber closed a non-brokered private placement of 4,000,000 units raising gross proceeds of $5 million. Each unit was priced at $1.25 and consisted of one common share plus one half of one non-transferable common share purchase warrant. Each whole warrant entitles the holder to purchase one additional common share at a price of $1.80 per warrant for a period of 24 months from the date on which the units were issued. Finder’s fees of seven per cent of certain of the proceeds were paid, totalling $332,500.

d)	Warrants

The continuity of warrants for the nine months ended March 31, 2009 and year ended June 30, 2008 is as follows:

	# of		Exercise	Expiry
	Warrants		Price	Date
Balance – June 30, 2007	-		-	-
Issued	4,000,000		$1.25	March 11, 2010
Balance – June 30, 2008	4,000,000		$1.25

Issued (note 7 (c))	2,000,000		$1.80	September 24, 2010
Balance – March 31, 2009	6,000,000	*$	1.43
* Weighted average exercise price

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

7.	Share Capital (continued)

e)	Stock Options

On December 12, 2007, the shareholders of Kimber approved the adoption of a new 2007 Stock Option Plan that allows for the grant of stock options up to 10% of the issued and outstanding common shares from time to time, less the number of stock options outstanding under Kimber’s former 2002 Stock Option Plan. The exercise price is generally set at the closing price on the last trading date preceding the date of their grant and will vest in accordance with the determination of the Board of Directors, generally 1/3 of their number on the date of grant and an additional 1/3 at the end of each nine month period thereafter.

Summary of stock option activity:

	Nine Months ended March 31, 2009		Year ended June 30, 2008
	Options	Weighted average	Options	Weighted average
	Outstanding	exercise price	Outstanding	exercise price

Balance, beginning of period	3,132,000	$1.44	2,695,000	$1.66
Granted	1,370,000	0.65	1,365,000	0.81
Exercised	(200,000)	0.73	(463,000)	0.46
Forfeited	(190,000)	1.76	(465,000)	1.85
Balance, end of period	4,112,000	$1.19	3,132,000	$1.44

Stock options outstanding and exercisable at March 31, 2009 are as follows:

Exercise	Number	Number	Expiry
price	outstanding	exercisable	date

$2.14	355,000	355,000	October 2009
1.80	25,000	25,000	December 2009
1.65	160,000	160,000	September 2010
1.50	50,000	50,000	December 2010
2.40	150,000	150,000	July 2011
2.59	175,000	175,000	November 2011
2.67	50,000	50,000	December 2011
1.95	425,000	425,000	April 2012
0.85	52,000	52,000	September 2012
0.86	400,000	400,000	September 2012
0.78	400,000	266,666	November 2012
0.79	500,000	333,333	February 2013
0.65	1,370,000	421,667	January 2014
	4,112,000	2,863,666
Weighted average exercise price	$1.19	$1.42

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

8.	Contributed Surplus and Stock-based Compensation

The weighted average fair value of stock options granted during the nine months ended March 31, 2009 was $0.31. (2008 - $0.34) and is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nine months ended March 31:
	2009	2008
Risk free interest rates	1.11%	4.25%
Estimated share price volatility	72%	56%
Expected life	3 years	3 years
Dividends	nil	nil

Contributed surplus

Continuity of contributed surplus is as follows:

Balance - June 30, 2007	$1,970,385
Compensation expense for options granted to employees and consultants	728,939
Share options exercised, transfer to share capital	(10,212)
Balance - June 30, 2008	$2,689,112

Compensation expense for options granted to employees and consultants	356,791
Share options exercised, transfer to share capital	(101,260)
Balance – March 31, 2009	$2,944,643

For stock options granted which have not vested at March 31, 2009, compensation expense is recognizable in future periods as follows:

Period ending June 30, 2009	71,948
Period ending June 30, 2010	183,996
Period ending June 30, 2011	14,557
$270,501

9.	Related party transactions

There were no related party transactions during the period, and no amounts due to or from related parties during the period.

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

10.	Capital Management

The capital structure of Kimber consists of equity attributable to common shareholders comprising of issued capital, contributed surplus and deficit. Kimber has no externally imposed capital requirements.

Kimber’s objectives when managing capital are to:

Ensure there are adequate capital resources to safeguard Kimber’s ability to continue as a going concern, maintain adequate levels of funding to support the acquisition, exploration and development of mineral properties, maintain investor, creditor and market confidence to sustain future development of the business, and provide returns to shareholders and benefits for other stakeholders.

11.	Fair value of financial instruments

Kimber has designated its cash and cash equivalents as held for trading, which are measured at fair value. Amounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. The carrying values of these financial instruments approximate fair values due to the short-term nature of these instruments.

12.	Financial risk exposure and risk management

Kimber is exposed in varying degrees to a number of risks arising from financial instruments. Management’s close involvement in the operations allows for the identification of risks and variances from expectations. Kimber does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions.

The types of risk exposure and the way in which such exposures are managed are as follows:

a) Concentration risk

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. As at March 31, 2009, over 96% of cash and cash equivalents were invested in Canadian Government Treasury Bills with maturities of less than 90 days.

b) Credit risk

Credit risk primarily arises from Kimber’s cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in Treasury Bills or banker’s acceptances with various maturity dates. Kimber does not invest in asset-backed deposits and does not expect any credit losses. Kimber periodically assesses the quality of its deposits. Amounts receivable consists primarily of value added tax recoverable (“IVA”) from Mexican expenditures. Kimber regularly reviews the collectability of its amounts receivable.

c) Liquidity risk:

Liquidity risk is the risk that Kimber may not be able to meet its financial obligations as they become due. Kimber ensures that there is sufficient cash to meet its business requirements on a timely basis. Kimber prepares quarterly budgets which are approved by the Board of Directors and also prepares cash flow forecasts on a quarterly basis.

KIMBER RESOURCES INC.
Notes to Consolidated Financial Statements
March 31, 2009
(Unaudited)
(Canadian dollars)

12.	Financial risk exposure and risk management (continued)

d) Currency risk

The operating results and financial position of Kimber are reported in Canadian dollars. Certain of Kimber’s financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of Kimber’s operations are subject to currency transaction and translation risk.

Kimber’s exploration and some administration costs are in Mexico and are denominated in Mexican pesos or US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact Kimber’s operating results and may affect the value of Kimber’s assets and the amount of the shareholders’ equity.